LICENSE AGREEMENT

by and between

The Beth Israel Deaconess Medical Center

and

DNAPrint Genomics, Inc.

dated as of

April 4, 2005

1. DEFINITIONS	2

1.1.	Agreement	2
1.2.	Affiliate	2
1.3.	Applicable Percentage	2
1.4	Commercial Sales	2
1.5.	Confidential Information	2
1.6.	Effective Date	3
1.7.	Federal Patent Policy	3
1.8.	FDA	3
1.9.	Licensed Field	3
1.10.	Licensed Patent	3
1.11.	Licensed Technology	3
1.12.	Licensed Territory	3
1.13.	Licensed Product	3
1.14.	Net Sale	4
1.15.	Party	4
1.16.	Person	4
1.17.	Sublicensee	4

2. LICENSE	4

2.1.	Grant of License	5
2.2	Licensor's Warranty of Title	5
2.3	Federal Patent Policy	5
2.4	Pre-existing Third Party Rights	5
2.5	Licensor's Retained Rights Publication	5
2.6.	Sublicensing	5
2.7	Restriction on other Rights	6

3. CONSIDERATION, RECORD-KEEPING AND PAYMENTS	6

3.1.	Payments and Other Consideration	6
3.2.	Reports	7
3.3.	Form of Payment; Taxes	7
3.4.	Interest	7

4. PROTECTION OF INTELLECTUAL PROPERTY RIGHTS	8

4.1.	Patent Prosecution/Patent Costs	8
4.2.	Confidential Information	8
4.3.	Enforcement of Intellectual Property Rights	8
4.4	Infringement of Third Party Rights	9

5. OPERATIONS UNDER THE LICENSE	10

5.1.	Due Diligence	10
5.2	Reports	10
5.3.	Compliance with Law	10
5.4.	Marking	10
5.5.	Publicity	10

II

6. INDEMNIFICATION; INSURANCE; WARRANTY DISCLAIMER	11

6.1.	Indemnification	11
6.2.	Insurance	12
6.3.	Warranty Disclaimer	12

7. TERM AND TERMINATION	13

7.1.	Term	13
7.2.	Termination by Licensor	13
7.3.	Termination by Licensee	13
7.4.	Effect of Termination	13

8. DISPUTE RESOLUTION	15

8.1.	Arbitration	15

9. GENERAL	15

9.1.	Assignment	15
9.2.	Entire Agreement/Amendments	15
9.3.	Notices	15
9.4.	Governing Law	16
9.5.	Headings	16
9.6.	Independent Contractors	16
9.7.	Severability	16
9.8.	No Waiver	17
9.9.	Limitation of Liability	17
9.10.	Counterparts	17

III

LICENSE AGREEMENT

THIS AGREEMENT is made as of April 4, 2005(the "Effective Date") by and between The Beth Israel Deaconess Medical Center, a Massachusetts nonprofit corporation, having its principal place of business at 330 Brookline Avenue, Boston, MA 02215 ("Licensor"), and DNAPrint Genomics, Inc. a for-profit corporation having its principal place of business at 900 Cocoanut Avenue, Sarasota, Florida 34236 ("Licensee").

Licensor owns the rights to the Licensed Technology, as defined below.

Licensee wishes to obtain a license, under the Licensed Technology, to make, have made, use and sell Licensed Products, as defined below.

Licensor wishes to grant such a license to Licensee on the terms and conditions of this Agreement.

Licensor and Licensee have therefore agreed as follows.

I. DEFINITIONS

The following terms shall have the meanings indicated in this Agreement:

1.1 Agreement shall mean this Agreement, including all schedules and attachments hereto.

1.2 Affiliate shall mean any company, corporation, business or entity controlled by, controlling, or under common control with either Licensee or Licensor. For this purpose, "control" means direct or indirect beneficial ownership of at least fifty percent (50%) interest in the voting stock (or the equivalent) of such corporation or other business or having the right to direct, appoint or remove a majority or more of the members of its board of directors (or their equivalent), or having the power to control the general management of such company, corporation, business or entity, by contract, law or otherwise.

1.3 Applicable Percentage -- see Schedule 3.1(ii) attached hereto.

1.4 Commercial Sale shall mean any sale where any Licensed Product is sold or commercially disposed of for value in an arm's length sale to an independent third party in the Licensed Territory after Licensee has received full regulatory approval for such sale from the appropriate jurisdiction. Commercial Sale shall not include sales for purposes of testing, or research, including clinical studies, or sales in limited numbers for the purpose of introducing a Licensed Product as part of a promotion.

1.5 Confidential Information shall mean any and all information of or about a Party including all information relating to any technology, product, process or intellectual property of such Party (including, but not limited to, owned or licensed intellectual property rights, data, knowhow, samples, technical and non-technical materials and specifications) as well as any business plan, financial information or other confidential commercial information of or about such Party. Notwithstanding the foregoing, information of or about a Party shall not be considered Confidential Information with respect to such Party to the extent that the Person possessing such information can demonstrate by written record or other suitable physical evidence that:

(a) such information was lawfully in such Person's possession or control prior to the time such information was disclosed to such Person by the Party to whom the information relates;

(b) such information was developed by such Person independently of and without reference to Confidential Information, provided, however that without limiting the generality of the foregoing, the Confidential Information of Licensor shall not become the Confidential Information of Licensee by virtue of this Agreement;

(c) such information was lawfully obtained by such Person from a third party under no obligation of confidentiality to the Party to whom such information relates; or

(d) such information was at the time it was disclosed or obtained by such Person, or thereafter became, publicly known otherwise than through a breach by such Person of such Person's obligations to the Party to whom such information relates.

1.6 Effective Date -- See Preamble.

1.7 Federal Patent Policy shall mean 35 U.S.C. § 200 et seq. and all regulations promulgated thereunder, as amended, and any successor statutes or regulations.

1.8 FDA shall mean the United States Food and Drug Administration.

1.9 Licensed Field shall mean the field described in Schedule 1.8.

1.10  Licensed Patent shall mean any of those patents and patent applications described on Schedule 1.10 and any divisional, continuation, continuation-in-part (only to the extent that the continuation in part covers the original information in the initial patent application which is the subject of this License), reissue, renewal or extension thereof or substitute therefor, or any patent issuing therefrom.

1.11 Licensed Technology shall mean the Licensed Patents.

1.12  Licensed Territory shall mean the territory described in Schedule 1.12.

1.13 Licensed Product shall mean:

(a) any product the manufacture, use or sale of which would, absent the license granted by Licensor to Licensee herein, infringe any valid claim included in any Licensed Patent or any portion thereof; or

(b) any product developed in whole or in part through use of a process which is covered by a valid claim included in any Licensed Patent or any portion thereof.

1.14 Net Sale shall mean:

(a) in any case where any Licensed Product is sold or commercially disposed of for value in an arm's length sale to an independent third party, the gross invoice price for such Licensed Product, less the following permitted deductions to the extent that such items are reflected in the price charged and do not exceed reasonable and customary amounts in the country in which the transaction occurs: (a) trade and quantity discounts or rebates actually taken or allowed, (b) credits or allowances given or made for rejections or return of any previously sold Licensed Product actually taken or allowed, (c) any tax or government charge (including any tax such as a value added or similar tax or government charge, but not including any tax levied with respect to income) levied on the sale, transportation or delivery of the Licensed Product and born by the seller thereof, (d) any charges for freight or insurance billed to the final customer and (e) any sale previously taken into account as a Net Sale to the extent that it is subsequently deemed a bad debt by Licensee in accordance with GAAP.

(b) in any case where any Licensed Product is sold, leased or otherwise commercially disposed of (including, without limitation, disposition in connection with the delivery of other products or services) in a transaction that is not an arm's length sale to an independent third party, the greatest of: (a) the Net Sale amount for such transaction determined as provided in (i) above or (b) if there has been any arm's length sale of a similar Licensed Product to an independent third party, the Net Sale amount, determined as provided in (i) above, for the most contemporaneous such sale or (c), if there has been no such arm's length sale, the gross sales asking price for the Licensed Product.

1.15 Party shall mean each party to this Agreement and their respective successors and permitted assigns.

1.16 Person shall mean any natural person or legal entity.

1.17 Sublicensee shall mean any Person to whom Licensee grants a sublicense of some or all of the rights granted to Licensee under this Agreement.

II. LICENSE

2.1 Grant of License. Licensor hereby grants to Licensee an exclusive, royalty-bearing license, including the right to grant sublicenses, under the Licensed Technology, to make, have made, use, offer to sell and sell Licensed Products in the Licensed Territory in the Licensed Field.

2.2 Licensor’s Representation of Title. Licensor represents to Licensee that Licensor is the assignee of the rights granted by this License.

2.3 Federal Patent Policy. To the extent that any invention included within the Licensed Technology has been partially funded by the United States Government, the United States Government retains certain rights in such research as set forth in the Federal Patent Policy. As a condition of the license granted hereby, Licensee shall comply with all aspects of the Federal Patent Policy applicable to the Licensed Technology in the Licensed Territory in the Licensed Field. Nothing contained in this Agreement obligates or shall obligate Licensor to take any action which would conflict in any respect with its past, current or future obligations to the U.S. Government under the Federal Patent Policy with respect to the Licensed Technology in regard to work already performed or to be performed by Licensor. Licensor shall, however, use its reasonable best efforts to take all necessary action to reserve for Licensee exclusive rights to the Licensed Technology in the Licensed Territory in the Licensed Field to the extent permitted under the Federal Patent Policy.

2.4 Pre-existing Third Party Rights. There are no pre-existing third party rights in the License granted by Licensor to Licensee under this Agreement.

2.5 Licensor's Retained Rights/Publication. All rights granted by Licensor to Licensee hereunder are subject to Licensor's retained rights which are as follows:

(i) Notwithstanding the exclusive rights granted to Licensee hereunder, Licensor retains, for itself and its Affiliates, a royalty-free right to make and use Licensed Products or use Licensed Technology solely for research, teaching or other scientific or academic purposes.

(ii) Licensor also retains for itself, its employees and its Affiliates and their employees the right to present at symposia, national, regional or professional meetings (a "Presentation") and to publish in scientific journals or otherwise (a "Publication") scientific findings from research related to the Licensed Technology provided that the Presentation or Publication does not violate any confidentiality provision found in this Agreement, is not proprietary to the Licensee, Confidential Information or otherwise encumbered.

2.6 Sublicensing. Licensee shall have the right to grant sublicenses consistent with the terms and conditions of this Agreement provided that Licensee shall be responsible for the operations of any Sublicensee relevant to this Agreement as if such operations were carried out by Licensee itself, including (without limitation) the payment of any royalties or other payments provided for hereunder, regardless of whether the terms of any Sublicense provides for such amount to be paid by the Sublicensee directly to Licensor. Except as Licensor may in its discretion otherwise agree in writing, any sublicense granted by Licensee under this Agreement shall provide for termination upon termination of this Agreement. The standard form of any sublicense agreement shall be consistent with the foregoing terms and other applicable provisions of this Agreement and shall be subject to prior approval by Licensor, which approval shall not be unreasonably withheld. Once Licensee obtains Licensor’s pre-approval of a standard form sublicense agreement, Licensor’s prior approval of sublicensing agreements is not required; provided, however, Licensee shall obtain Licensor's prior written approval of each sublicensee’s identity, which approval shall not be unreasonably withheld. Licensee shall provide to Licensor a copy of all sublicense agreements within thirty days of executing the same.

2.7 Restriction on other Rights. No license is granted to any right not specifically listed or referenced in this Agreement.

III. CONSIDERATION, RECORD-KEEPING AND PAYMENTS

3.1 Payments and Other Consideration.

3.1.a Licensing Fees. Licensee shall pay to Licensor those licensing fees specified in Schedule 3.1(i), at the time and in the manner specified therein.

3.1.b Running Royalties. Licensee shall pay or cause to be paid to Licensor a running royalty equal to the Applicable Percentage of all Net Sales of any Licensed Product sold by Licensee or any Sublicensee as specified in Schedule 3.1(ii), at the times and in the manner specified therein.

3.1.c. Minimum Royalties. Licensee shall pay to Licensor the minimum royalty payments specified on Schedule 3.1(iii), at the times and in the manner specified therein.

3.1.d. Milestone Payments. Licensee shall pay or cause to be paid to Licensor those milestone payments specified in Schedule 3.1(v), on the terms and conditions specified therein.

3.1.e. Sublicensing and Partnering. Licensee shall pay or shall cause to be paid to Licensor those sublicensing and partnering fees specified in Schedule 3.1(vi), on the terms and conditions specified therein.

3.1.f. Records. During the term of this Agreement and for three (3) years thereafter, Licensee shall keep complete and accurate records of Licensee's and any Sublicensee's sales of Licensed Products and such other matters as may affect the determination of any amount payable to Licensor hereunder in sufficient detail to enable Licensor or Licensor's representatives independent authority to determine any amounts payable to Licensor under this Agreement. Licensee shall permit Licensor or its representatives, at Licensor's expense (except as provided below), to examine periodically its books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement or the accuracy of any amount payable hereunder. Licensee shall also permit Licensor or its representatives to examine periodically any documents relating to its sublicensing of the Licensed Technology during regular business hours. Should any examination conducted by Licensee or its representatives pursuant to the provisions of this paragraph result in an increase of more than 10% in any payment due Licensor hereunder, Licensee shall be obligated to pay any out of pocket expenses incurred by Licensor with respect to such examination. In the event any examination conducted by Licensee or its representatives reveals any overpayment made to Licensor by Licensee, the overpayment will be returned to Licensee and Licensee is not obligated to pay any out-of-pocket expenses incurred by Licensor with respect to such examination.

3.2. Reports. Within 60 days after March 31, June 30, September 30 and December 31 of each year, Licensee shall deliver to Licensor a true and accurate report, giving such particulars of the business conducted by Licensee and any Sublicensees during the preceding three (3) calendar months under this Agreement as are pertinent to an accounting for any royalty or other payments hereunder. If no payments are due, it shall be so reported.

3.3 Form of Payment; Taxes. All amounts payable to Licensor hereunder shall be payable in United States funds without deductions for taxes, assessments, fees, or charges of any kind. Licensee shall be responsible for the payment of all withholding taxes imposed by any country on any royalty or other payment payable to Licensor hereunder and the percentage or other amounts payable to Licensor hereunder shall not be reduced to reflect the payment of any such withholding tax. All amounts payable to Licensor hereunder shall be payable in United States dollars in Boston, Massachusetts, or at such other place as Licensor may reasonably designate, provided, however, that if the law of any foreign country prevents any payment payable to Licensor hereunder to be made in Boston, Massachusetts, or as otherwise designated by Licensor or prevents any such payment to be made in United States dollars, Licensor agrees to accept such royalty in form and place as permitted, including deposits by Licensee in the applicable foreign currency in a local bank or banks in such country designated by Licensee. If any currency conversion is required in connection with any payment to Licensor hereunder, such conversion shall be made at the buying rate for the transfer of such other currency as quoted by The Wall Street Journal on the last business day of the applicable accounting period, in the case of any payment payable with respect to a specified accounting period, or, in the case of any other payment, the last business day prior to the date of such payment.

3.4 Interest. In the event that any payment due hereunder is not made when due, the payment shall accrue interest beginning on the first day following the calendar quarter to which such payment relates calculated at the annual rate of the sum of (a) two percent (2%) plus (b) the prime interest rate quoted by The Wall Street Journal on the date said payment is due, or on the date the payment is made, whichever is higher, the interest being compounded on the last day of each calendar quarter, provided that in no event shall said annual rate exceed the maximum interest rate permitted by law in regard to such payments. Such royalty payment when made shall be accompanied by all interest so accrued. Said interest and the payment and acceptance thereof shall not negate or waive the right of Licensor to any other remedy, legal or equitable, to which it may be entitled because of the delinquency of the payment.

IV. PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

4.1 Patent Prosecution/Patent Costs. Licensor and Licensee shall prosecute and maintain the Licensed Patents as provided in Schedule 4.1.

4.2 Confidential Information. Each Party shall maintain the Confidential Information of the other Party in confidence to the same extent that such Party maintains and protects its own Confidential Information, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement or with the express written consent of the Party who provided such Confidential Information. Each Party also hereby agrees to take reasonable and customary steps to prevent and restrain the unauthorized disclosure of such Confidential Information by any of its directors, officers, employees, consultants, sub-contractors, sub-licensees or agents. The provisions of this paragraph shall not apply to any Confidential Information of a Party which is required to be disclosed by another Party to comply with any lawfully issued subpoena or court order, or applicable laws or regulations, but only to the extent required by such subpoena, court order, law or regulation and further provided that the Party making any disclosure pursuant to the provisions of this sentence shall provide prior written notice of such disclosure to the other Party sufficiently in advance of such disclosure to allow such other Party to respond and to take reasonable and lawful action to avoid and/or minimize the degree of such disclosure.

4.3 Enforcement of Intellectual Property Rights. In the case of any infringement of any Licensed Patent or any violation of any other intellectual property right contained in the Licensed Technology by any third party (an "Infringer") in the Licensed Field in the Licensed Territory during the term of this Agreement, Licensee shall have the right and the obligation, at Licensee's expense, to cause such third party to cease such infringement and to otherwise enforce such Licensed Patent or such other intellectual property right. Licensor shall assist Licensee as reasonably requested, at Licensee's expense, in taking any such action against any such Infringer. Any amount recovered as a result of any action taken by Licensee hereunder shall be first applied to reimbursing Licensee for its out-of-pocket expenses incurred in connection therewith and the remainder, if any, shall be divided appropriately between Licensee and Licensor with reference to the relative monetary injury suffered by each of them by reason of the infringement for which said amounts are recovered. If, following reasonable notice from the Licensor, Licensee shall fail to take any action against any Infringer which Licensor may reasonably deem necessary or desirable to prevent such infringement or violation, or to recover damages therefor, in addition to any other remedy available to it, Licensor may, upon notice to Licensee, take any steps Licensor may deem appropriate against such Infringer at Licensor's own expense. Licensee shall assist Licensor, at Licensor's expense, as reasonably requested in taking any such action against any such Infringer. Any amount recovered as a result of any such action taken by Licensor shall be first applied to reimbursing Licensor for its out-of-pocket expenses incurred in connection therewith and the remainder, if any, shall be divided appropriately between Licensor and Licensee with reference to the relative monetary injury suffered by each of them by reason of the infringement for which said amounts are recovered. This paragraph shall survive the termination or expiration of this Agreement.

4.4  Infringement of Third Party Rights. Licensee shall promptly advise Licensor in writing of any notice or claim of any infringement and of the commencement against it of any suit or action for infringement of a third party patent made or brought against Licensee and based upon or arising under the license granted under this Agreement. In such event, Licensee shall have at all times the right to immediately suspend commercialization and the right either to:

a.	request that Licensor enter into negotiation with such third party to obtain rights for Licensee under the third party patent; or

b.	request that Licensor defend such claim, suit or action at Licensor's expense; or

c.	terminate this Agreement.

Licensor shall not be obligated to enter into negotiations with such third party to obtain rights for Licensee under the third party patent nor obligated to defend such claim, suit or action. If Licensor, in its sole discretion, elects to enter into negotiations with such third party to obtain rights for Licensee under the third party patent or if Licensor, in its sole discretion, elects to undertake at its own expense the defense of any such claim, suit or action, Licensee shall render Licensor all reasonable assistance that may be required by Licensor in the negotiations or in the defense of such claim, suit or action. Licensor has the primary right to control the defense of any such claim, suit or action by counsel of its own choice. The Parties agree to cooperate reasonably in any such defense.

Notwithstanding the foregoing, if Licensor has not within ninety (90) days (or such lesser period of time as is necessary to avoid entry of a default judgment against Licensor or Licensee) from the date of receipt of a request from Licensee, either entered into negotiations with such third party to obtain rights for Licensee under the third party patent or initiated legal action to defend such claim, suit or action, it shall, upon written request of Licensee, grant to Licensee the right to enter into such negotiations or defend such claim, suit or action. Licensee shall be entitled to deduct from royalties due Licensor, all reasonable costs and expenses (including, but not limited to, legal fees, expert witness fees, and trial consultants’ fees) incurred in entering into such negotiations or defending such claim, suit or action. Licensee shall not settle or compromise any such suit or action without the Licensor’s written consent, which consent shall not be unreasonably withheld or delayed.

V.  OPERATIONS UNDER THE LICENSE

5.1 Due Diligence.

5.1.1. General Obligation. Licensee shall use commercially reasonable efforts, which efforts shall not be less than efforts expended by biopharmaceutical companies of similar size, scale, and capacity in connection with similar development projects, to diligently commercialize the Licensed Technology. In the event that Licensor believes Licensee has failed to comply with its general due diligence obligations under this paragraph, Licensor shall provide written notice to Licensee stating, in detail, the basis for Licensor’s belief. Within 60 days of Licensee's receipt of a detailed written notice from Licensor, Licensee shall provide to Licensor either (i) a response detailing the basis for the Licensee’s position that the Licensor’s belief is in error, or (ii) a commercially reasonable plan to remedy such failure within a time period not to exceed 210 days from the date of Licensee's receipt of such notice. In the case of (ii), the Licensee shall cure such failure in accordance with such plan within the time provided for under such plan.

5.1.2. Specific Due Diligence Obligations. Licensee shall also comply with each of the more specific due diligence requirements specified in Schedule 5.1.

5.2 Reports. Licensee shall provide to Licensor at least once per year a report of its activities and efforts toward commercialization of the Licensed Technology in sufficient detail to allow Licensor to monitor Licensee's compliance with the due diligence provisions of this Agreement and shall provide to Licensor those additional reports, if any, specified in Schedule 5.1.

5.3 Compliance with Law. Licensee shall comply with and shall insure that any Sublicensee complies with all government statutes and regulations that relate to Licensed Products, including, but not limited to, FDA statutes and regulations and the Export Administration Act of 1979 (50 App. U.S.C. §2401 et.seq.), as amended, and the regulations promulgated thereunder, and any applicable similar laws and regulations of any other country. Without limiting the generality of the foregoing, Licensee agrees that all Licensed Products used or sold in the United States shall be manufactured substantially in the United States to the extent required by and in compliance with the Federal Patent Policy.

5.4  Marking. Licensee shall cause all Licensed Products sold in the United States to be marked with all applicable U.S. Patent Numbers, to the full extent required by United States law. Licensee shall similarly cause all Licensed Products shipped to or sold in any other country to be marked in such a manner as to conform with the patent laws and practice of such country.

5.5  Publicity. Except as required by law, Licensee shall not use the name of the Licensor nor Licensor's Affiliates, nor that of any staff member, employee, or student of Licensor or its Affiliates, or any adaptation thereof, in any advertising, promotional or sales literature, offering materials, business plan or any other form of publicity without Licensor’s prior written consent, and the consent of the individual staff member, employee or student if such individual's name is so used.

A. Licensor Policies. Licensee acknowledges that Licensor's employees and the employees of Licensor's Affiliates are subject to the applicable policies of Licensor and such Affiliates, including, without limitation, policies regarding conflicts of interest, intellectual property and other matters. Licensee shall provide Licensor with any agreement it proposes to enter into with any employee of Licensor or any of Licensor's Affiliates (including, without limitation, any member of the medical or research staff of Licensor or any Affiliate of Licensor) for Licensor's prior review and shall not enter into any oral or written agreement with any such employee which conflicts with any such policy. Licensor shall provide Licensee, at Licensee's request, with copies of any such policies applicable to any such employee.

B. Research Agreement. Licensee and Licensor shall enter into a Research Agreement, as more specifically described in Schedule 5.6.

C. Clinical Trials. Licensee hereby grants to Licensor, on behalf of Licensor and its Affiliates, those rights in regard to clinical trials of Licensed Products described on Schedule 5.7.

VI. INDEMNIFICATION; INSURANCE; WARRANTY DISCLAIMER

6.1. Indemnification

a. Licensee shall indemnify, defend and hold harmless Licensor and its trustees, officers, medical and professional staff, employees, and agents and their respective successors, heirs and assigns (the "Licensee Indemnitees"), against any liability, damage, loss or expense (including reasonable attorney's fees and expenses of litigation) incurred by or imposed upon the Licensee Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of any theory of product liability (including, but not limited to, actions in the form of tort, warranty, or strict liability) concerning any product, process or service made, used or sold pursuant to any right or license granted under this Agreement.

b. Licensees indemnification under (i) above shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable to the negligent activities, reckless misconduct or intentional misconduct of the Licensee Indemnitees.

c. Licensee agrees, at its own expense to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

This entire Section 6.1 shall survive expiration or termination of this Agreement.

6.2. Insurance

a. Beginning at the time as any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a Sublicensee, Affiliate or agent of Licensee, Licensee shall, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate and naming the Indemnitees as additional insureds. Such commercial general liability insurance shall provide (a) product liability coverage and (b) contractual liability coverage for Licensee's indemnification under Section 6.1 of this Agreement. If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to the Licensor and the Risk Management Foundation of the Harvard Medical Institutions, Inc. The minimum amount of insurance coverage required under this Section 6.2 shall not be construed to create a limit of Licensee's liability with respect to its indemnification under Section 6.1 of this Agreement.

b. Licensee shall provide Licensor with written evidence of such insurance upon request of Licensor. Licensee shall provide Licensor with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, Licensor shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice of any additional waiting periods.

c. Licensee shall maintain such commercial general liability insurance during (a) the period that any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a Sublicensee, affiliate or agent of Licensee and (b) a reasonable period after the period referred to in (iii) (a) above which in no event shall be less than fifteen (15) years.

    d. This Section 6.2 shall survive expiration or termination of this Agreement. Any Sublicensee shall maintain insurance in favor of Licensor under the same terms as set forth above.

6.3 Warranty Disclaimer

LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTY INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY OF THE LICENSED TECHNOLOGY OR ANY LICENSED PRODUCTS AND HEREBY DISCLAIMS THE SAME.

LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTY THAT THE MANUFACTURE, USE OR SALE OF ANY LICENSED PRODUCT WILL NOT INFRINGE ANY PATENT OR OTHER RIGHT OF ANY PARTY AND HEREBY DISCLAIMS THE SAME.

VII. TERM AND TERMINATION

7.1 Term. Unless terminated earlier under the provisions of this Agreement, this Agreement will expire when Licensee has no further obligation to make or cause to be made any royalty or other payment under Section 3 of this Agreement.

7.2 Termination by Licensor. Licensor shall have the right to terminate this Agreement and the license granted hereunder upon the happening of any of the following events:

a. Licensee fails to pay or cause to be paid any royalty or other material payment which has become due to Licensor under Section 3 of this Agreement, within thirty (30) days after receiving a written request from Licensor to make such payment or to cause such payment to be made;

b. Licensee fails to comply with any due diligence requirement provided for in Section 5.1; or

c. Licensee is in breach of or default under any other material provision of this Agreement and has not cured such breach or default within sixty (60) days after written notice from Licensor to Licensee specifying the nature of such breach or default

7.3. Termination by Licensee. Licensee shall have the right to terminate this Agreement in the event that Licensor is in breach of or has defaulted under any provision of this Agreement and has not cured such breach or default within thirty (30) days after written notice from Licensee to Licensor specifying the nature of such breach or default.

7.4. Effect of Termination.

a. Upon termination of this Agreement for any reason, nothing herein shall be construed to release either Party from any obligation that matured prior to the effective date of such termination.

b. Upon any termination of this Agreement by Licensor, Licensee shall permit Licensor to purchase and otherwise have the benefit of all regulatory approvals of, or clinical trials or other studies conducted on, and all filings made with regulatory agencies in connection with, the Licensed Technology (“R&D Materials”) in order to assist Licensor or its licensees in developing the Licensed Technology and obtaining any approvals required to make, have made, use, offer to sell or sell Licensed Products. In the event Licensor desires to purchase the R&D Materials, it shall provide written notice of same to Licensee within a reasonable time following termination of the Agreement. Upon Licensee’s receipt of the written notice, Licensee and Licensor shall mutually select a valuation expert knowledgeable in the valuation of the R&D Materials. The expert shall provide an appraisal of the R&D Materials within sixty (60) days of his or her selection, which appraisal shall be binding on all parties. In the event the Licensor and the Licensee cannot mutually agree on the selection of an appraiser within thirty (30) days following Licensee’s written notice to Licensor, Licensee and Licensor shall each select a valuation expert knowledgeable in the valuation of the R&D Materials. The two experts selected by the Licensor and the Licensee shall evaluate and provide an appraisal of the R&D Materials within sixty (60) days of their selection, which appraisal shall be binding on all parties. In the event the valuation experts selected by the parties cannot agree on an appraisal, they shall select a third valuation expert, who shall review all relevant information and shall issue a final appraisal within thirty (30) days of his selection, which shall be binding on Licensor and Licensee. Each party shall bear its own costs in connection with the valuation process, including the fees associated with its own valuation expert. In the event a third valuation expert is required, the Licensor and the Licensee shall each pay one-half of all associated expenses.

c. The provisions of Sections 4.2 (Confidential Information), 4.3 (Enforcement of Intellectual Property Rights), 6.1 (Indemnification), 6.2 (Insurance), 6.3 (Warranty Disclaimer), and 8 (Dispute Resolution) shall survive termination of this Agreement for any reason.

i.	Licensee and any Sublicensee may, after Termination, sell all Licensed Products which are in inventory at the time of termination, and complete and sell Licensed Products which Licensee can clearly demonstrate were in the process of manufacture at the time of such termination, provided that Licensee shall pay to Licensor any royalties due on the sale of such Licensed Products and shall submit reports, in accordance with this Agreement.

VIII. DISPUTE RESOLUTION

8.1 Arbitration. Any controversy, claim or other dispute arising out of this Agreement or relating to the subject matter hereof shall be decided by binding arbitration. Each party shall select an arbitrator from a list of qualified arbitrators practicing in the Boston metropolitan area, and these two arbitrators shall select a third arbitrator. The arbitrators together shall agree on customary rules and procedures, and may, but are not obligated to, adopt the rules employed by the American Arbitration Association. Nothing contained herein shall subject the parties to the jurisdiction of the American Arbitration Association or its fee structure. This agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law. The award rendered by the arbitrator shall be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof. The arbitration shall be held in the Boston, Massachusetts metropolitan area. All costs and fees associated with the arbitrators and the arbitration shall be shared equally by the parties. In addition, each party shall pay its own attorney’s fees.

IX. GENERAL

9.1 Assignment. This Agreement shall be binding upon and shall inure to the benefit of each Party and each Party's respective transferees, successors and assigns, provided, however, that neither Party shall have the right to assign this Agreement or its rights and obligations hereunder to any other Person without the prior written consent of the other Party, except as expressly provided in this paragraph. Each Party may assign or otherwise transfer this Agreement and the License granted hereby and the rights acquired by it hereunder in connection with a sale or other transfer of such Party's entire business or that part of such Party's business to which the License granted hereby relates, provided, in all such cases, that any such assignee or transferee has agreed in writing to be bound by the terms and provisions of this Agreement or is so bound by operation of law. Any purported assignment in violation of the provisions of this paragraph shall be null and void.

9.2 Entire Agreement/Amendments This Agreement constitutes the entire and only agreement between the Parties relating to Licensed Invention, and all prior negotiations, representations, agreements and understandings are superseded hereby. No agreements amending, altering or supplementing the terms hereof may be made except by means of a written document signed by a duly authorized representative of each Party.

9.3 Notices. Any notice, communication or payment required or permitted to be given or made hereunder shall be in writing and, except as otherwise expressly provided in this agreement, shall be deemed given or made and effective (i) when delivered personally; or (ii) when delivered by telex or telecopy (if not a payment); or (iii) when received if sent by overnight express or mailed by certified, registered or regular mail, postage prepaid, addressed to parties at their address stated below, or to such other address as such party may designate by written notice in accordance with the provisions of this Section 9.3.

LICENSOR:
Chief, Business Ventures
Technology Ventures Office
Beth Israel Deaconess Medical Center
330 Longwood Avenue
Boston, MA 02215

With a copy to:	General Counsel
Legal Department
CareGroup, Inc.
109 Brookline Ave.
Boston, MA 02215

LICENSEE:	Richard Gabriel
DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, FL 34236

With a copy to:	Thomas P. McNamara, P.A.
2909 Bay to Bay Blvd., Suite 309
Tampa, FL 33629

9.4  Governing Law. This Agreement shall be construed and enforced in accordance with the domestic substantive laws of Massachusetts without regard to any choice or conflict of laws rule or principle that would result in the application of the domestic substantive law of any other jurisdiction other than (i) United States federal law, to the extent applicable and (ii) in regard to any question affecting the construction or effect of any patent, the law of the jurisdiction under which such patent is granted.

9.5  Headings. Headings included herein are for convenience only, and shall not be used to construe this Agreement.

9.6  Independent Contractors. For the purposes of this Agreement and all services to be provided hereunder, each shall be, and shall be deemed to be, an independent contractor and not an agent, partner, joint venturer or employee of the other party. Neither party shall have authority to make any statements, representations or commitments of any kind, or to take any action which shall be binding on the other party, except as may be explicitly provided for herein or authorized in writing

9.7  Severability. If any provision of this Agreement shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall either be reformed to comply with applicable law or stricken if not so conformable, so as not to affect the validity or enforceability of this Agreement.

9.8  No Waiver. Failure of either party to enforce a right under this Agreement shall not act as a waiver of that right or the ability to later assert that right relative to the particular situation involved or to terminate this Agreement arising out of any subsequent default or breach.

9.9  Limitation of Liability. Neither Party shall be liable to the other Party for indirect, incidental or consequential damages arising out of any of the terms or conditions of this Agreement or with respect to its performance or lack thereof.

9.10  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original document, but all of which shall constitute the same agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

	THE BETH ISRAEL DEACONESS MEDICAL CENTER		[LICENSEE]

By:		By:
	Paul F. Levy		Richard Gabriel
	Title: President		Title: President

Schedule 1.8

LICENSED FIELD

All fields of use.

Schedule 1.10

LICENSED PATENTS

The following patents and patent applications:

APPENDIX A:

Recombinant Fusion Dimers:

US Patents:

1. US Patent Application Serial No. 08/890,929, issued 6/05/01, entitled “Production and use of Recombinant Protein Multimers with Increased Biological Activity”

2. US Patent Application Serial No. 6,187,564 CIP, issued 2/03/98, entitled “Production and use of Recombinant Protein Multimers with Increased Biological Activity”

Foreign Patents:

1. PCT/US98/13944(EPO, CA, AU, JP), filed 7/10/98, entitled “Production and use of Recombinant Protein Multimers with Increased Biological Activity”

Chemically Cross-Linked Dimers:

US Patents:

1.	U.S. Patent Application Serial No.5,747,445, issued 5/05/98, entitled “Modified Polypeptides with Increased Biological Activity”

2.	U.S. Patent Application Serial No.5,919,758, issued 7/06/99, entitled “Modified Polypeptides with Altered Biological Activity”

3.	U.S. Patent Application Serial No.6,107,272, issued 8/22/00, entitled “Modified Polypeptides with Increased Biological Activity”

Foreign Patents:

1.	PCT/US95/03242(EPO, AU, CA, JP), issued 3/15/95, entitled “Modified Polypeptides with Increased Biological Activity”

2.	PCT/US97/22503(EPO, AU, CA, JP), pending, entitled “Modified Polypeptides with Increased Biological Activity”

Schedule 1.12

LICENSED TERRITORY

All territories, worldwide

Schedule 3.1(i)

LICENSING FEES

Upon execution of this Agreement, Licensee shall pay to Licensor $25,000 as a license signing fee.

Each of the fees specified in this Schedule are non-refundable and shall not be credited against any other payments due to Licensor under this Agreement, unless otherwise stated in this Agreement or subsequent amendments of this Agreement.

Schedule 3.1(ii)

RUNNING ROYALTIES

Licensee shall pay or cause be paid, to Licensor a running royalty equal to the Applicable Percentage of Net Sales of Licensed Products, as follows:

The running royalty shall equal 4% of Net Sales.

AND:

Licensee shall pay any applicable withholding taxes.

Licensee's obligation to pay a running royalty with respect to the Net Sale of any Licensed Product shall terminate on a country-by-country basis, upon the later of (i) the last to expire of any Licensed Patent applicable to the manufacture, use or sale of such Licensed Product and (ii) the date that is [15] years from the First Commercial Sale in such country. First Commercial Sale shall mean, with respect to any country, the first bona fide arm's-length sale of Licensed Product in such country following receipt of all regulatory approvals necessary to commence regular, commercial scale sales of Licensed Product in such country. Any sale prior to receipt of all approvals necessary to commence commercial sales, such as any so-called "named patient sale" or "compassionate use" sale, shall not be a First Commercial Sale.

By way of example, if seventeen years after the First Commercial Sale of a Licensed Product in Country Z, a Licensed Product is manufactured in Country X, where such manufacture would, but for the license granted hereby, infringe a valid claim of an unexpired Licensed Patent, Licensee shall pay or cause to be paid to Licensor a running royalty on the Net Sales of such product in Country Z as compensation to Licensor for the license to manufacture such product in Country X, even if the sale of such product in Country Z would not infringe any valid claim of any Licensed Patent.

Within 60 days of the end of each calendar quarter in which any Net Sales occur, Licensee shall calculate the running royalty amount owed to Licensor and shall remit to Licensor the amount owed to Licensor. Such payment shall be accompanied by a statement showing the calculation of the amount owed for each country, the total Net Sales of Licensed Product by country for that quarter, the exchange rate used to convert any royalty amounts into United States dollars and the total Net Sales for that quarter in all countries. For purposes of determining when a sale of a Licensed Product occurs, the sale shall be deemed to occur on the date the Licensee invoices the purchaser in a Commercial Sale. Notwithstanding any language contained herein, any Commercial Sale that is subsequently deemed a bad debt by Licensee in accordance with GAAP shall no longer be considered a Net Sale for purposes of calculating Licensee’s royalty obligations under this License. Any royalty paid by Licensee in connection with a Net Sale subsequently deemed a bad debt shall reduce, dollar for dollar, any future royalty payment due Licensor.

Schedule 3.1(iii)

MINIMUM ROYALTIES

Upon commencement of Commercial Sales anywhere, Licensee shall pay $100,000 per year.

The foregoing minimum royalties shall be non-refundable to Licensee and shall be creditable against any royalties subsequently due during the next year.

Schedule 3.1(v)

MILESTONE PAYMENTS

Licensee shall make the following payments to Licensor within 15 days of the initial occurrence of each of the following events:

Event	Amount

Initiation of the first Phase I trial of Licensed Product (either chemically linked or recombinant fusion EPO dimers)	$150,000	*

Initiation of first Phase II trial of a Licensed Product (either chemically linked of recombinant fusion dimers)	$250,000	*

Regulatory approval by Asian or [South American Country] for EPO dimers	$150,000

First commercial sale of Licensed Product of EPO dimers in [Asian or South American Country]	$150,000

Regulatory approval by US FDA of recombinant fusion or chemically linked EPO dimers	$450,000

Regulatory Approval by EMEAA of recombinant fusion or chemically linked EPO dimers	$500,000

First commercial sale of a Licensed Product in the United States or Europe of recombinant fusion or chemically linked EPO dimers	$500,000

The foregoing milestone payments shall be non-refundable to Licensee and are not creditable against any other payments payable to Licensor under this Agreement.

* 50% to be credited against future product royalties

Schedule 3.1(vi)

SUBLICENSING AND OTHER FEES

In the event Licensee shall receive, in connection with the grant to any third party or parties of a sublicense or other right, license, privilege or immunity to make, have made, use, offer to sell, sell or otherwise dispose of Licensed Products, any of the following forms of consideration, Licensee shall pay to Licensor within 30 days of Licensee's receipt of any such consideration the specified amount:

BIDMC to receive 20% of fees, earned royalties (if earned royalties percentage is greater than those end-sales net royalties as above), and lump sum or milestone payments attributable to sublicenses of Recombinant Fusion Dimer Licensed Patent Rights; And,

BIDMC to receive 15% of fees, earned royalties (if earned royalties percentage is greater than those end-sales net royalties as above), and lump sum or milestone payments attributable to sublicenses of Chemically Cross-Linked Dimer Licensed Patent Rights, including but not limited to technology access fees, license issue fees, but excluding research support received by DNAP.

Schedule 4.1

PATENT PROSECUTION

Licensor shall be responsible for prosecuting and maintaining all Licensed Patents. Without limiting the generality of the foregoing, Licensee shall reimburse Licensor for all costs incurred as of and following the Effective Date, in connection with the preparation, filing, prosecution and maintenance of any patent applications and patents included in the Licensed Patents. Licensee shall cooperate with Licensor in regard to such maintenance and prosecution. Licensor shall provide Licensee with copies of all filings and relevant documentation and an opportunity to comment thereon prior to their submission. Should Licensor determine to abandon prosecution of, or to cease to maintain, any Licensed Patent, in any jurisdiction, Licensor shall so notify Licensee and shall permit Licensee, should Licensee choose to do so, at Licensee’s expense, to continue to prosecute or maintain such Licensed Patent in such jurisdiction, and Licensor shall cooperate with Licensee in regard thereto.

Schedule 5.1

SPECIFIC DUE DILIGENCE OBLIGATIONS

Prior to execution and delivery of this Agreement, Licensee shall produce a development and commercialization plan acceptable to Licensor. Such plan shall indicate (to the extent practicable and on a product-by-product basis, if appropriate) Licensee's currently expected research and development budget; regulatory approval, patent prosecution, marketing and manufacturing strategies; and expected sources of funding. In addition, Licensee shall adhere to the following diligence milestones:

Event:	Date:

Production of GMP grade EPO dimers	03/2006

First commercial sale of a Licensed Product in Asia or S. America	12/2011

First commercial sale of Licensed Product in US/Western Europe	12/2012